UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October 11, 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: SASOL AMENDS PLAN TO ISSUE ADDITIONAL SHARES TO SETTLE EXPECTED OUTSTANDING SASOL INZALO DEBT




Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

Sasol Inzalo Public (RF) Limited (Incorporated in the Republic of South
Africa)
(Registration number 2007/030646/06)
Sasol Inzalo Public Ordinary Share code: JSE: SIPBEE
Sasol Inzalo Public Ordinary ISIN: ZAE000210050


SASOL AMENDS PLAN TO ISSUE ADDITIONAL SHARES TO SETTLE EXPECTED OUTSTANDING SASOL INZALO DEBT

Sasol shareholders are referred to the Company's announcement on 20 September 2017 (the "First Announcement") regarding Sasol's broad-based black economic empowerment ownership transaction, incorporating information relating to the termination of the Sasol Inzalo black economic empowerment transaction ("Sasol Inzalo transaction").

The Sasol Inzalo transaction was a landmark, broad-based black economic empowerment initiative that received shareholder approval in 2008. A significant amount of the funding to facilitate this transaction was obtained through the issue of preference shares to external banks to facilitate the acquisition of Sasol preferred ordinary shares by Sasol Inzalo Groups Funding
(Pty) Ltd and Sasol Inzalo Public Funding (Pty) Ltd (collectively "the Inzalo FundCos").

Under the terms approved in 2008, 25 547 081 Sasol preferred ordinary shares are due to be re-designated to Sasol ordinary shares during June and September 2018. This would result in dilution for existing ordinary shareholders of approximately 4%. These shares would then need to be sold in the market by the Inzalo FundCos in order to fund the redemption of the preference shares and cumulative dividends. Based on the recent trading range of Sasol's share price, however, this would not be sufficient to satisfy these obligations and creates a funding shortfall of between R2 billion and R3 billion. This shortfall will be made good by Sasol in terms of a guarantee granted in respect of a portion of the preference share funding at the outset of the transaction.

In the First Announcement Sasol indicated that its preferred funding option would be to undertake an accelerated book-build of up to 43 million Sasol ordinary shares to enable the funding of the minimum amount sufficient to repurchase the relevant Sasol preferred ordinary shares and settle the relevant obligations and associated costs of the Inzalo FundCos. The rationale for this option was to achieve rapid resolution of Sasol and the Inzalo FundCos' respective financing obligations with a structure designed to help protect Sasol's investment grade credit rating with limited incremental
dilution for shareholders of approximately 1%   incremental dilution pursuant
to the issue by Sasol of new ordinary shares.

Following extensive engagement with shareholders, Sasol is now undertaking to explore, in consultation with the external banks and Inzalo FundCos, different funding options to settle the relevant financing obligations. Sasol will therefore no longer pursue the preferred funding option, as described in the First Announcement, of issuing up to 43 million ordinary shares through an accelerated book-build process. Sasol's intention is to mitigate the amount of shareholder dilution whilst still maintaining Sasol's investment grade credit rating. Sasol will communicate its final plan for settling the Inzalo FundCos' debt in February 2018.

The terms of Sasol Khanyisa relating to Sasol Inzalo participants, SOLBE1 shareholders and qualifying employees as set out the First Announcement are in no way affected by this announcement.

09 October 2017
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date: October 11, 2017					By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary
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